SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2003

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press release dated July 29, 2003 and Financial Statement for the period ending June 30, 2003.

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044 and 333-74932.

FOR IMMEDIATE RELEASE

CGI Reports Solid Results in Third Quarter Fiscal 2003
 Strong cash flow and improved margins

Montreal, July 29, 2003 - CGI Group Inc. (NYSE: GIB; TSX: GIB.A), a leading provider of end-to-end information technology ("IT") and business processing outsourcing ("BPO"), today reported unaudited results for the quarter ended June 30, 2003. All figures are in Canadian dollars unless otherwise indicated.

Third Quarter Financial Highlights

•	Revenue of $734.0 million was 32.7% higher than revenue reported in the third quarter of fiscal 2002 and essentially flat compared with the second quarter.
•	Net earnings increased 29.0% to $47.1 million from last year’s third quarter net earnings, and were up 5.0% sequentially.
•	Basic and diluted earnings per share of $0.12 were up over basic and diluted earnings per share of $0.10 reported in the third quarter of fiscal 2002 and $0.11 reported in the previous quarter. The net earnings margin increased to 6.4% from 6.1% in the second quarter.
•	Cash flow from operating activities was $117.0 million; free cash flow was $95.5 million.
•	CGI’s business process outsourcing activities represented approximately 20% of total revenue.
•	New contract bookings, renewals and extensions totaled $429.2 million in the quarter.
•	As a result of $2 billion in bookings announced since the end of the third quarter, including $1.5 billion attributable to BCE, CGI’s backlog of signed contracts stands at $12.5 billion, with a weighted average remaining contract term of 7.7 years.
•	The current pipeline of bids for large outsourcing contracts being reviewed by potential clients remains at $5 billion.

In millions of CDN$ except per share amounts
	3 months ended		9 months ended
	6/30/03	6/30/02	6/30/03	6/30/02

Revenue	$734.0	$553.4	$2,059.1	$1,597.8

EBIT	$80.6	$62.4	$219.5	$172.0

Net earnings	$47.1	$36.5	$128.9	$100.3

Basic earnings per share	$0.12	$0.10	$0.33	$0.27

Order backlog	$10,700	$10,400

Serge Godin, CGI’s chairman and CEO said, “We are pleased with the results we achieved in the third quarter. Despite several tough markets, CGI has signed a good combination of new contracts, extensions and renewals with new and existing clients, while driving improved margins and strong cash flow. The strong bookings trend realized since the end of the third quarter with a total value of $2 billion is a reflection of CGI’s momentum and confirms our ability to dynamically transform our pipeline of bids into a firm backlog.”

Third Quarter Results (See also: Q3 FY03 MD&A filed with Sedar & Edgar and available at www.cgi.com)
Revenue for the third quarter ended June 30, 2003 increased 32.7% to $734.0 million, from $553.4 million in the same quarter last year. The contribution of acquisitions made during the fiscal year, in particular INSpire, UAB and Cognicase, represented 30.2% year-over-year growth. Third quarter revenue, when compared to second quarter revenue of $736.1 million, was impacted by approximately $10.9 million as a result of the strong Canadian dollar and resulting exchange rates of reported foreign revenue. The Company’s decision to shut down certain former Cognicase operations, or withdraw from unprofitable engagements entered into by the former Cognicase, also reduced revenue in the quarter by approximately $4.4 million.

In the third quarter, revenue from long-term outsourcing contracts represented 71% of the Company’s total revenue, while project oriented systems integration and consulting (“SI&C”) work represented 29%. Business Process Outsourcing services represented approximately 20% of total revenue. Geographically, clients in Canada represented 80% of revenue; clients in the US represented 16%; and clients in all other regions, 4%. Clients in the financial services sector represented 41% of revenue; clients in the telecom sector represented 19%; manufacturing, retail and distribution clients, 16%; government clients, 14%; utilities and services, 8%; and healthcare, 2%.

Earnings before interest and income taxes (“EBIT”) were $80.6 million in the third quarter, up 29.1% over last year’s third quarter EBIT of $62.4 million and up 3.0% over second quarter EBIT of $78.2 million. The EBIT margin was 11.0%, down slightly from 11.3% in last year’s third quarter, but improved over the second quarter’s EBIT margin of 10.6%. The sequential improvement in EBIT and the EBIT margin resulted from a combination of improved profitability in the US, European and BPS business units, greater economies of scale, including further synergies realized from the acquisition of Cognicase, as well as the continued focus on project and cost management.

Net earnings in the third quarter increased 29.0% to $47.1 million, compared with $36.5 million in the same quarter a year ago. Basic and diluted earnings per share increased to $0.12 for the quarter, compared with $0.10 reported in last year’s third quarter and $0.11 in the previous quarter. CGI’s weighted average number of outstanding shares was up 5.6% compared with the third quarter of 2002 and up 1.1% sequentially. The net margin was 6.4%, compared with 6.6% in the third quarter of fiscal 2002, but up sequentially from 6.1% in the second quarter. The year-over-year difference is partly a result of higher interest expenses in the quarter associated with debt incurred for the acquisitions of UAB and Cognicase.

Cash provided by operating activities increased to $117.0 million, compared with the second quarter when several one-time items contributed to the $16.8 million required for operating activities. Notwithstanding the positive effect of $36.7 million in tax credits received for E-Commerce Place, operating cash flow improved to more normalized levels in the quarter. These tax credits are accrued for throughout the year, but the payment is generally received in the third quarter.

CGI’s balance sheet remains strong, giving the company plenty of flexibility to finance future growth from large contract wins and acquisitions. At June 30, 2003, CGI had cash and cash equivalents of $126.6 million and a total credit facility available of $223.4 million. CGI’s debt decreased by $18.1 million since March 31, 2003 and represents a debt to equity ratio of 17.8%.

Nine-month Highlights
For the first nine months of fiscal 2003 ended June 30, 2003, revenue increased 28.9% to $2,059.1 million, from $1,597.8 million in the corresponding period of fiscal 2002. EBIT for the first nine months of fiscal 2003 increased 27.6% to $219.5 million from $172.0 million in same period a year ago. Net earnings in the first nine months increased 28.5% to $128.9 million compared to net earnings for the nine-month period ended June 30, 2002 of $100.3 million. Finally, basic and diluted earnings per share of $0.33, based on a 4.4% increase in weighted average number of outstanding shares, compared to $0.27 for the same period one year ago.

Initiatives and Outlook
Based on results to date and current expectations, CGI is narrowing its guidance for fiscal 2003 and expects revenue of between $2.75 and $2.825 billion and earnings per share in the range of $0.45 to $0.46, representing year-over-year top and bottom line growth rates of 25%-28%. This guidance reflects recent actions taken relative to the acquisition of Cognicase, to protect bottom line performance at the short-term expense of modestly reducing the revenue run rate. In the third quarter these actions included the termination of unprofitable SI&C and IT outsourcing contracts, the sale of the engineering and construction activities in Saguenay, and the closing of the Company’s Calgary-based accountant placement agency. This guidance is also based on what is known today about current market conditions and the fluctuation of currency exchange rates. It excludes the impact of other acquisitions or large outsourcing contracts contributing more than $100 million per year in revenue.

CGI will provide guidance for fiscal 2004 when reporting its fourth quarter results. Although still in the planning process for its fiscal year 2004, CGI expects to achieve double-digit organic growth in the next year and to outpace the average of its industry peers. This growth objective is before the effect of large acquisitions.

Mr.  Godin added, “As evidenced by our improving margins and cash flow in the third quarter, CGI’s business unit managers achieved further operational efficiencies in our integration of Cognicase. They also refocused on internal growth initiatives and the strong bookings recently announced reflect their initial efforts. With the recent announcement of our renewed partnership and amended Shareholders Agreement with BCE, the future of CGI’s of ownership and management is perfectly clear. CGI, our members and our clients can focus completely on achieving strong growth in all our markets, especially for large IT and business process outsourcing opportunities.”

Quarterly Conference Call
A conference call for the investment community will be held today, July 29, at 9:00 am (Eastern Time). Participants may access the call by dialing 888-575-8230 or through the Internet at www.cgi.com. Supporting slides for the call will also be available at www.cgi.com. For those unable to participate on the live call, a webcast and copy of the slides will be archived at www.cgi.com.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.‘s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.’s Annual Report or Form 40-F filed with the SEC, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future growth are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

12 pages of financial tables and notes accompany this release.

For more information:

CGI Investor Relations:
Julie Creed
Vice-president, Investor Relations
(514) 841-3200 or (312) 201-4803

Ronald White
Director, Investor Relations
(514) 841-3230

CGI Media Relations:
Eileen Murphy
Director, Media Relations
(514) 841-3430

Consolidated Financial Statements of
CGI Group Inc.
For the nine months ended June 30, 2003

Consolidated Financial Statements of CGI Group Inc.
For the nine months ended June 30, 2003

Consolidated Statements of Earnings
(in thousands of Canadian dollars, except per share amounts) (unaudited)

	Three months ended June 30		Nine months ended June 30

	2003	2002	2003	2002

	$	$	$	$
Revenue	734,039	553,355	2,059,122	1,597,753

Operating expenses
Costs of services, selling and administrative expenses	614,075	467,773	1,734,152	1,358,025
Research	5,245	4,413	15,943	12,995

	619,320	472,186	1,750,095	1,371,020

Earnings before the under-noted:	114,719	81,169	309,027	226,733

Depreciation and amortization of fixed assets	16,721	9,683	41,795	29,094
Amortization of contract costs and other long-term assets (Note 5)	17,439	9,091	47,715	25,600

	34,160	18,774	89,510	54,694

Earnings before the following items:	80,559	62,395	219,517	172,039

Interest
Long-term debt	4,139	696	8,392	2,013
Other	(872)	(1,030)	(1,871)	(1,712)

	3,267	(334)	6,521	301

Earnings before income taxes	77,292	62,729	212,996	171,738
Income taxes	30,224	26,253	84,099	71,463

Net earnings	47,068	36,476	128,897	100,275

Weighted average number of outstanding Class A subordinate shares and Class B shares	401,255,470	380,103,092	392,923,157	376,338,350

Basic earnings per share (Note 3)	0.12	0.10	0.33	0.27

Diluted earnings per share (Note 3)	0.12	0.10	0.33	0.26

Consolidated Statements of Retained Earnings
(in thousands of Canadian dollars) (unaudited)

	Three months ended June 30		Nine months ended June 30

	2003	2002	2003	2002

	$	$	$	$
Retained earnings, beginning of period	459,773	305,944	377,944	245,945
Share issue costs, net of income taxes	--	--	--	(3,800)
Net earnings	47,068	36,476	128,897	100,275

Retained earnings, end of period	506,841	342,420	506,841	342,420

2

Consolidated Financial Statements of CGI Group Inc.
For the nine months ended June 30, 2003

Consolidated Balance Sheets
(in thousands of Canadian dollars)

	As at June 30, 2003 (unaudited)	As at September 30, 2002 (audited)

	$	$
Assets
Current assets
Cash and cash equivalents	126,564	104,221
Accounts receivable	455,429	295,191
Work in progress	111,481	98,904
Prepaid expenses and other current assets	85,556	48,373
Future income taxes	30,019	12,567

	809,049	559,256
Fixed assets	217,417	145,381
Contract costs and other long-term assets	638,971	433,742
Future income taxes	22,420	28,661
Goodwill	1,367,430	1,133,852

	3,055,287	2,300,892

Liabilities
Current liabilities
Accounts payable and accrued liabilities	459,622	261,509
Deferred revenue	81,581	61,027
Income taxes	19,915	5,128
Future income taxes	38,344	26,301
Current portion of long-term debt	24,440	4,172

	623,902	358,137
Future income taxes	142,295	93,696
Long-term debt	319,017	4,328
Deferred credits and other long-term liabilities	37,004	65,116

	1,122,218	521,277

Shareholders' equity
Capital stock (Note 3)	1,483,137	1,332,621
Contributed surplus	5,783	3,652
Warrants and stock options (Note 3)	28,227	31,132
Retained earnings	506,841	377,944
Foreign currency translation adjustment	(90,919)	34,266

	1,933,069	1,779,615

	3,055,287	2,300,892

3

Consolidated Financial Statements of CGI Group Inc.
For the nine months ended June 30, 2003

Consolidated Statements of Cash Flows
(in thousands of Canadian dollars) (unaudited)

	Three months ended June 30		Nine months ended June 30

	2003	2002	2003	2002

	$	$	$	$
Operating activities
Net earnings	47,068	36,476	128,897	100,275
Adjustments for:
Depreciation and amortization of fixed assets	16,721	9,683	41,795	29,094
Amortization of contract costs and other long-term assets (Note 5)	24,335	14,855	68,720	42,948
Deferred credits and other long-term liabilities	(4,714)	(15,500)	(26,499)	(37,812)
Future income taxes	(925)	4,054	22,655	18,463
Foreign exchange loss	654	3,194	439	477
Net change in non-cash working capital items	33,831	17,047	(105,694)	(27,497)

Cash provided by operating activities	116,970	69,809	130,313	125,948

Investing activities
Business acquisitions (net of cash) (Note 4)	--	(15,363)	(229,066)	(16,664)
Investment in a joint venture	--	(26,000)	--	(26,000)
Purchase of fixed assets	(21,478)	(12,699)	(72,648)	(40,888)
Proceeds from sale of subsidiaries (net of cash) (Note 4)	(474)	10,365	(474)	10,365
Contract costs and other long-term assets	(15,447)	(54,580)	(86,266)	(104,079)

Cash used in investing activities	(37,399)	(98,277)	(388,454)	(177,266)

Financing activities
Net variation of credit facility	(321)	(926)	307,591	5,434
Decrease of other long-term debt	(17,236)	(1,815)	(33,534)	(3,746)
Issuance of shares	6,266	340	7,410	129,623
Share issue costs	--	--	--	(5,500)

Cash (used in) provided by financing activities	(11,291)	(2,401)	281,467	125,811

Foreign exchange gain (loss) on cash held in foreign currencies	141	1,247	(983)	2,426

Net increase (decrease) in cash and cash equivalents	68,421	(29,622)	22,343	76,919
Cash and cash equivalents at beginning of period	58,143	152,549	104,221	46,008

Cash and cash equivalents at end of period	126,564	122,927	126,564	122,927

Interest paid	3,309	652	6,188	1,509
Income taxes paid	17,146	14,967	57,402	33,570
Issuance of Class A subordinate shares for business acquisitions (Note 4)	--	2,261	142,332	2,261

4

Notes to the Consolidated Financial Statements
For the nine months ended June 30, 2003
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 1 — Summary of significant accounting policies

Interim Consolidated Financial Statements

The interim Consolidated Financial Statements for the three and nine months ended June 30, 2003 and 2002 are unaudited and include all adjustments that management of CGI Group Inc. (the “Company”) considers necessary for a fair presentation of the financial position, results of operations and cash flows.

The disclosure provided for these interim periods do not conform in all respects to the requirements of generally accepted accounting principles for the annual Consolidated Financial Statements; therefore, the interim Consolidated Financial Statements should be read in conjunction with the annual Consolidated Financial Statements of the Company for the year ended September 30, 2002. These interim Consolidated Financial Statements have been prepared using the same accounting policies and methods of their application as the annual Consolidated Financial Statements for the year ended September 30, 2002.

Certain comparative figures have been reclassified in order to conform to the current period presentation.

Recent accounting changes

In February 2003, the Canadian Institute of Chartered Accountants (“CICA”) issued Accounting Guideline 14, Disclosure of Guarantees, with effective date for financial statements of interim and annual periods beginning on or after January 1, 2003. This guideline provides guidance regarding the identification of guarantees and requires a guarantor to disclose the significant details of guarantees that have been given regardless of whether it will have to make payments under the guarantees. See Note 8 for disclosure of guarantees.

The CICA issued Handbook Section 3475, Disposal of Long-lived Assets and Discontinued Operations, which applies to disposal activities initiated by an enterprise’s commitment to a plan on or after May 1, 2003. The new section provides guidance on recognizing, measuring, presenting and disclosing long-lived assets to be disposed of and replaces the disposal provisions in Section 3475, Discontinued Operations and Section 3061, Property, Plant and Equipment.

The adoption of these requirements had no significant impact on the interim Consolidated Financial Statements.

Future accounting changes

The CICA issued Accounting Guideline 13, Hedging Relationships, which deals with the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting, but does not specify hedge accounting methods. This guidance will be applicable to hedge relationships in effect in fiscal years beginning on or after July 1, 2003.

The CICA issued Handbook Section 3110, Asset Retirement Obligations. The new standard focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The standard is effective for fiscal years beginning on or after January 1, 2004.

The CICA issued Handbook Section 3063, Impairment of Long-lived Assets, which comes into effect for fiscal years beginning on or after April 1, 2003. This section provides guidance on recognizing, measuring and disclosing the impairment of long-lived assets. It replaces the write-down provisions in Section 3061, Property, Plant and Equipment.

The Company is currently evaluating the impact of the adoption of these new standards and guidance, and therefore has not yet assessed their effect on the Company’s future Consolidated Financial Statements.

Note 2 — Financing Lease

On November 1, 2002, one of the Company’s joint ventures, acting as the lessor, entered into a five-year lease agreement for the information system and technology assets, as part of an existing outsourcing contract with one of its major customers. This agreement was accounted for as a direct financing lease. The Company’s portion of the net investment in this lease is $47,333,000 and a corresponding amount has been recorded in accounts payable and accrued liabilities. As at June 30, 2003, $18,964,000 represents the current portion included in prepaid expenses and other current assets and the remaining $28,369,000 is included in contract costs and other long-term assets.

Note 3 — Capital stock, stock options and warrants

Stock options — Under a Stock option compensation plan for certain employees and directors of the Company and its subsidiaries, the Board of Directors may grant, at its discretion, options to purchase company stock to certain employees and directors of the Company and its subsidiaries. The exercise price is established by the Board of Directors but may not be lower than the average closing price for Class A subordinate shares over the five business days preceding the date of the grant. Options generally vest one to three years from the date of the grant and must be exercised within a 10-year period, except in the event of retirement, termination of employment or death.

5

Notes to the Consolidated Financial Statements
For the nine months ended June 30, 2003
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 3 — Capital stock, stock options and warrants (continued)

The following outlines the impact and assumptions used had the Company determined compensation cost for the Company’s stock option plan using the fair value based method of accounting for awards granted since October 1, 2001:

	Three months ended June 30		Nine months ended June 30

	2003	2002	2003	2002

Net earnings	47,068	36,476	128,897	100,275
Adjustment to net earnings	(1,990)	(1,175)	(5,678)	(3,086)

Pro forma net earnings	45,078	35,301	123,219	97,189
Pro forma basic earnings per share	0.11	0.09	0.31	0.26
Pro forma diluted earnings per share	0.11	0.09	0.31	0.25

Assumptions used in the Black-Scholes option pricing model:
Dividend yield	0.0%	0.0%	0.0%	0.0%
Expected volatility	52.3%	48.3%	53.0%	48.3%
Risk free interest rate	3.60%	5.05%	4.25%	4.65%
Expected life (years)	5	5	5	5
Weighted average grant date fair value ($)	3.35	3.93	3.11	4.47

The following table presents the number of all shares, stock options and warrants outstanding as at:

	June 30, 2003	September 30, 2002

Class A subordinate shares	361,076,644	339,900,257
Class B shares	40,799,774	40,799,774

Total capital stock	401,876,418	380,700,031
Number of stock options (Class A subordinate shares) - Accounted for	1,742,319	2,333,231
Number of stock options (Class A subordinate shares) - Not accounted for	20,057,632	18,481,589
Number of warrants (Class A subordinate shares) - Accounted for	5,118,210	5,118,210
Number of warrants (Class A subordinate shares and Class B shares) - Not accounted for	4,562,058	4,562,058

Number of shares reflecting the potential exercise of stock options and warrants	433,356,637	411,195,119

The Class A subordinate shares and the Class B shares changed as follows:

	Nine months ended June 30, 2003				Year ended September 30, 2002

	Class A subordinate shares		Class B shares		Class A subordinate shares		Class B shares

	Number	Carrying value	Number	Carrying value	Number	Carrying value	Number	Carrying value

		$		$		$		$
Balance, beginning of period	339,900,257	1,278,416	40,799,774	54,205	327,032,717	1,143,891	40,799,774	54,205
Issued for cash	--	--	--	--	11,110,000	124,988	--	--
Issued as consideration for business acquisitions (Note 4)	19,963,399	142,332	--	--	210,739	2,261	--	--
Options exercised	1,212,988	8,184	--	--	1,546,801	7,276	--	--

Balance, end of period	361,076,644	1,428,932	40,799,774	54,205	339,900,257	1,278,416	40,799,774	54,205

6

Notes to the Consolidated Financial Statements
For the nine months ended June 30, 2003
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 3 — Capital stock, stock options and warrants (continued)

The following table presents information concerning stock options and warrants accounted for:

	Nine months ended March 31, 2003				Year ended September 30, 2002

	Stock Options		Warrants		Stock Options		Warrants

	Number	Carrying value	Number	Carrying value	Number	Carrying value	Number	Carrying value

		$		$		$		$
Balance, beginning of period	2,333,231	11,477	5,118,210	19,655	3,139,943	15,446	5,118,210	19,655
Exercised	(157,517)	(774)	--	--	(107,318)	(528)	--	--
Forfeited and expired (1)	(433,395)	(2,131)	--	--	(699,394)	(3,441)	--	--

Balance, end of period	1,742,319	8,572	5,118,210	19,655	2,333,231	11,477	5,118,210	19,655

(1) During the nine months ended June 30, 2003 and the year ended September 30, 2002, the Company cancelled options for an amount of $2,131,000 and $3,441,000, respectively, which were reclassified to contributed surplus.

The following table presents information concerning all outstanding stock options granted to certain employees and directors by the Company:

Number of options	Nine months ended March 31, 2003	Year ended September 30, 2002

Outstanding, beginning of period	20,814,820	24,223,852
Granted	4,284,601	1,206,925
Exercised	(1,212,988)	(1,546,801)
Forfeited and expired	(2,086,482)	(3,069,156)

Outstanding, end of period	21,799,951	20,814,820

Earnings per share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended June 30			Three months ended June 30

			2003			2002

	Net earnings (numerator)	Number of shares (denominator)	Earnings per share	Net earnings (numerator)	Number of shares (denominator)	Earnings per share

	$		$	$		$
Net earnings	47,068	401,255,470	0.12	36,476	380,103,092	0.10

Dilutive options		1,523,304			1,646,211
Dilutive warrants		804,202			1,547,793

Net earnings after assumed conversions	47,068	403,582,976	0.12	36,476	383,297,096	0.10

7

Notes to the Consolidated Financial Statements
For the nine months ended June 30, 2003
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 3 — Capital stock, stock options and warrants (continued)

	Nine months ended June 30			Nine months ended June 30

			2003			2002

	Net earnings (numerator)	Number of shares (denominator)	Earnings per share	Net earnings (numerator)	Number of shares (denominator)	Earnings per share

	$		$	$		$
Net earnings	128,897	392,923,157	0.33	100,275	376,338,350	0.27

Dilutive options		1,412,886			3,192,112
Dilutive warrants		575,708			2,829,265

Net earnings after assumed conversions	128,897	394,911,751	0.33	100,275	382,359,727	0.26

Note 4 — Investments in subsidiaries and joint venture

For all business acquisitions, the Company began recording the results of operations of the acquired entities as of their respective effective acquisition dates.

During the nine months ended June 30, 2003, the Company acquired all the assets of INSpire Insurance Solutions Inc., which provides claims and policy administration outsourcing services as well as software and consulting services, and all the outstanding shares of ProjExpert, a consulting company specializing in the implementation of Enterprise Resource Planning, on December 2, 2002 and January 1, 2003, respectively. Effective January 1, 2003, the Company acquired all the outstanding shares of Underwriters Adjustment Bureau Ltd. (“UAB”), a provider of claims management, underwriting and actuarial services for the property and casualty insurance industry. Furthermore, the Company acquired all the outstanding shares of Cornerstone Project Management Group Inc., a provider of project management and consulting services in the government, healthcare and financial services sectors on January 30, 2003 and increased its interest in one of its joint ventures.

The Company acquired on January 13, 2003 all outstanding shares of Cognicase Inc. (“Cognicase”). At the option of the holder, the Company offered for each share of Cognicase $4.50 cash or 0.6311 Class A subordinate share of the Company, or a combination thereof. Cognicase provided solutions including the implementation of e-business solutions, ASP services, re-engineering of existing applications for e-business, technology configuration management, as well as project management and business process improvement consulting services.

In connection with these acquisitions, the Company has adopted certain plans to restructure and integrate the acquired businesses. Consequently, the Company established provisions related to leases for premises occupied by the acquired businesses, which the Company plans to vacate, as well as costs related to the planned termination of certain employees. The restructuring and integration plans involve costs related to the intended abandonment of redundant premises and severance costs related to the termination of employees performing functions already available through the Company’s existing structure.

For Cognicase, the components of the integration liabilities assumed and included in the preliminary allocation of purchase price to the net assets acquired are as follows:

	Acquisition and integration liabilities	Paid as at June 30, 2003	Balance remaining as at June 30, 2003

	$	$	$
Consolidation and closure of facilities	38,605	2,648	35,957
Severance	33,929	24,206	9,723

	72,534	26,854	45,680

8

Notes to the Consolidated Financial Statements
For the nine months ended June 30, 2003
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 4 — Investments in subsidiaries and joint venture (continued)

The acquisitions were accounted for using the purchase method and the purchase price allocations shown below are preliminary and based on Company’s best estimates. The final purchase allocations are expected to be completed within 12 months from the respective acquisition dates.

	UAB	Cognicase	Other	Total

	$	$	$	$
Non-cash working capital items	12,868	(103,376)	(8,262)	(98,770)
Fixed assets	8,740	38,793	3,035	50,568
Contract costs and other long term assets	20,175	149,685	1,168	171,028
Future income taxes	(6,523)	(20,385)	21	(26,887)
Goodwill (1)	23,849	300,466	12,676	336,991
Assumption of long-term debt	(1,073)	(41,334)	(97)	(42,504)

	58,036	323,849	8,541	390,426
Cash position at acquisition	(3,967)	23,495	6,110	25,638

Net assets acquired	54,069	347,344	14,651	416,064

Consideration
Cash	53,000	180,154	13,017	246,171
Acquisition costs	1,069	7,313	834	9,216
Balance of purchase price	--	18,345	--	18,345
Issuance of 19,850,245 Class A subordinate shares (2)	--	141,532	--	141,532
Issuance of 113,154 Class A subordinate shares (3)	--	--	800	800

	54,069	347,344	14,651	416,064

(1)

Includes $8,617,000 of goodwill deductible for tax purposes. Of the total goodwill amount of $336,991,000, $263,876,000, $40,649,000 and $32,466,000 are included in the Canada, US — Tier 2 & 3 and Business process services segments, respectively.

(2)

The value of the shares issued as consideration for the business acquisition was determined using the weighted-average closing share price on the TSX for the period of 10 days before the terms of the business combination were agreed to and announced.

(3)

The value of the shares issued as consideration for the business acquisition was determined using the average closing share price on the TSX over a reasonable period before and after the date the terms of the business combination were agreed to and announced.

During the three-month period ended June 30, 2003, the Company revised the amount of the purchase price of Cognicase allocated to the estimated fair value of contract costs and other long-term assets, future income tax liabilities, goodwill and balance of purchase price; contract costs and other long-term assets, future income tax liabilities and long-term debt decreased by $55,000,000, $18,439,000 and $1,080,000, respectively, whereas goodwill increased by $35,481,000.

Also during the quarter ended June 30, 2003, the Company sold two subsidiaries previously owned by Cognicase for an aggregate cash consideration of $126,000.

In addition, during the nine-month period ended June 30, 2003, the Company finalized the purchase price allocations and made adjustments relating to certain business acquisitions completed in the last 12 months resulting in a net decrease of goodwill, integration liabilities, future income tax assets and cash consideration of $514,000, $1,918,000, $721,000 and $683,000, respectively.

Note 5 — Supplementary contract costs and other long-term assets information

Amortization expense of contract costs and other long-term assets is presented as follows in the consolidated statements of earnings:

	Three months ended June 30		Nine months ended June 30

	2003	2002	2003	2002

	$	$	$	$
Reduction of revenue	6,896	5,764	21,005	17,348
Amortization of contract costs and other long-term assets	17,439	9,091	47,715	25,600

Total amortization of contract costs and other long-term assets	24,335	14,855	68,720	42,948

9

Notes to the Consolidated Financial Statements
For the nine months ended June 30, 2003
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 6 — Geographic information

Effective October 1, 2002, the Company chose to disclose the following information about geographic areas which is based on customer location.

The following presents information on the Company’s operations based on its geographic market:

Three months ended June 30, 2003	Canada	US	Europe	Corporate	Intersegment elimination	Total

	$	$	$	$	$	$
Revenue	598,911	118,598	30,637	--	(14,107)	734,039
Operating expenses	484,124	105,548	27,824	15,931	(14,107)	619,320

Earnings before the under-noted:	114,787	13,050	2,813	(15,931)	--	114,719
Depreciation and amortization	26,495	4,125	1,989	1,551	--	34,160

Earnings before interest and income taxes	88,292	8,925	824	(17,482)	--	80,559

Three months ended June 30, 2002

Revenue	415,652	110,299	35,507	--	(8,103)	553,355
Operating expenses	322,412	109,470	33,035	15,372	(8,103)	472,186

Earnings before the under-noted:	93,240	829	2,472	(15,372)	--	81,169
Depreciation and amortization	15,756	1,512	749	757	--	18,774

Earnings before interest and income taxes	77,484	(683)	1,723	(16,129)	--	62,395

Nine months ended June 30, 2003	Canada	US	Europe	Corporate	Intersegment elimination	Total

	$	$	$	$	$	$
Revenue	1,655,167	357,502	95,443	--	(48,990)	2,059,122
Operating expenses	1,337,111	324,694	92,082	45,198	(48,990)	1,750,095

Earnings before the under-noted:	318,056	32,808	3,361	(45,198)	--	309,027
Depreciation and amortization	66,831	13,403	6,334	2,942	--	89,510

Earnings before interest and income taxes	251,225	19,405	(2,973)	(48,140)	--	219,517

Nine months ended June 30, 2002

Revenue	1,191,922	344,924	104,360	--	(43,453)	1,597,753
Operating expenses	949,285	326,138	101,510	37,540	(43,453)	1,371,020

Earnings before the under-noted:	242,637	18,786	2,850	(37,540)	--	226,733
Depreciation and amortization	43,577	7,122	2,106	1,889	--	54,694

Earnings before interest and income taxes	199,060	11,664	744	(39,429)	--	172,039

10

Notes to the Consolidated Financial Statements
For the nine months ended June 30, 2003
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 7 — Segmented information

Effective October 1, 2002, the Company changed its organizational structure. The Company has four strategic business units (“SBU”) as follows: Canada, Europe, US and Business process services (“BPS”). The mission of these units is as follows:

The Canada SBU provides a full-range of IT services, including systems integration, consulting and outsourcing, to clients located primarily in Canada. However, its professionals and facilities also serve US and foreign-based clients as an integral part of the Company’s offshore and near-shore delivery model. The Company’s services to financial cooperatives are delivered on a North American basis and accordingly, the business related to the Company’s US accounts is reported as part of the Canadian operations.

The US SBU provides end-to-end IT services, including systems integration, consulting, application maintenance and development outsourcing (Tier 2 & 3).

The Europe SBU provides IT services, including consulting, systems integration and outsourcing, to European clients.

The BPS SBU provides a full spectrum of business process outsourcing services to its North American client base. Its services include business processing for insurance companies, certain pay services, document management services, finance and administration as well as healthcare and government business process services.

As of October 1, 2002, the Company began to evaluate each SBU’s performance under this structure. Comparative segmented information has been restated to reflect the new segmentation basis.

The following presents information on the Company’s operations based on its management structure:

As at and for the three months ended June 30, 2003	Canada	US (Tier 2 & 3)	Europe	BPS	Corporate	Intersegment elimination	Total

	$	$	$	$	$	$	$
Revenue	558,039	62,362	30,485	97,260	--	(14,107)	734,039
Operating expenses	450,260	56,884	27,719	82,633	15,931	(14,107)	619,320

Earnings before the under-noted:	107,779	5,478	2,766	14,627	(15,931)	--	114,719
Depreciation and amortization	26,158	2,512	1,989	1,950	1,551	--	34,160

Earnings before interest and income taxes	81,621	2,966	777	12,677	(17,482)	--	80,559

Total assets	1,823,614	510,674	123,421	353,515	244,063	--	3,055,287

As at and for the three months ended June 30, 2002

Revenue	412,920	53,735	35,507	59,296	--	(8,103)	553,355
Operating expenses	322,616	61,768	33,035	47,498	15,372	(8,103)	472,186

Earnings before the under-noted:	90,304	(8,033)	2,472	11,798	(15,372)	--	81,169
Depreciation and amortization	15,558	(42)	749	1,752	757	--	18,774

Earnings before interest and income taxes	74,746	(7,991)	1,723	10,046	(16,129)	--	62,395

Total assets	1,174,339	436,031	143,611	280,075	204,483	--	2,238,539

As at and for the nine months ended June 30, 2003	Canada	US (Tier 2 & 3)	Europe	BPS	Corporate	Intersegment elimination	Total

	$	$	$	$	$	$	$
Revenue	1,569,601	183,216	95,291	260,004	--	(48,990)	2,059,122
Operating expenses	1,267,669	171,676	91,939	222,603	45,198	(48,990)	1,750,095

Earnings before the under-noted:	301,932	11,540	3,352	37,401	(45,198)	--	309,027
Depreciation and amortization	67,340	8,051	6,334	4,843	2,942	--	89,510

Earnings before interest and income taxes	234,592	3,489	(2,982)	32,558	(48,140)	--	219,517

Total assets	1,823,614	510,674	123,421	353,515	244,063	--	3,055,287

As at and for the nine months ended June 30, 2002

Revenue	1,179,591	186,743	104,760	170,112	--	(43,453)	1,597,753
Operating expenses	946,091	192,432	101,870	136,540	37,540	(43,453)	1,371,020

Earnings before the under-noted:	233,500	(5,689)	2,890	33,572	(37,540)	--	226,733
Depreciation and amortization	43,018	2,995	2,106	4,686	1,889	--	54,694

Earnings before interest and income taxes	190,482	(8,684)	784	28,886	(39,429)	--	172,039

Total assets	1,174,339	436,031	143,611	280,075	204,483	--	2,238,539

11

Notes to the Consolidated Financial Statements
For the nine months ended June 30, 2003
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 8 — Guarantees

In the normal course of business, the Company enters into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require the Company to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services, or as a result of litigation that may be suffered by counterparties.

The Company enters into outsourcing and consulting contracts as well as into operating leases that include indemnification clauses which require the Company to compensate its clients or counterparties for costs incurred as a result of litigation claims or damages suffered by the clients or counterparties. The term and nature of these indemnifications vary based upon the agreement, which often provides no limit. Consequently, the Company is unable to make a reasonable estimate of the maximum potential amounts that the Company could be required to pay to its clients or counterparties. Historically, the Company has not been obligated to make significant payments under these indemnification clauses.

The Company has divested certain of its businesses. In connection with such divestitures, there may be lawsuits, claims and proceedings instituted against the Company related to the period that the businesses were owned by the Company or pursuant to idemnifications or guarantees provided by the Company in connection with the respective transactions. The estimated maximum potential amount of future payments under these obligations can not be determined. The Company does not expect that any sum it may have to pay in connection with these guarantees will have a materially adverse effect on its Consolidated Financial Statements.

12

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)
Date: July 29, 2003	By /s/ Paule Doré Name: Paule Doré Title: Executive Vice-President and Chief Corporate Officer and Secretary